

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

> **Re: Baudax Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2022**
> **File No. 333-268251**

Dear Gerri A. Henwood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 11, 2022

General

1. We note your cover page disclosure and disclosure throughout the prospectus that your offering of common shares and warrants will be at an "assumed" public offering price. Please tell us whether you plan to amend prior to effectiveness to include firm numbers of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K. Please revise your cover page to disclose that the offering price will be fixed for the duration of this offering.

2. We note that your placement agent, H.C. Wainwright & Co., LLC, will sell the securities on a "best efforts" basis. Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Refer to Item 501(b)(8) of Regulation S-K. Also, please tell us how the following disclosure is consistent with a best-efforts offering: "The delivery of the securities offered hereby is expected to be made on or about , 2022,

subject to satisfaction of certain customary closing conditions."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Richie at 202-551-7857 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jennifer L. Porter, Esq.